UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                December 22, 2009


                                  ------------

                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

COMPANY ANNOUNCEMENT

21 December 2009

NOVO NORDISK A/S - SHARE REPURCHASE PROGRAMME

On 7 August 2009 Novo Nordisk initiated its share repurchase programme in accordance with the provisions of the European Commission's regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk has repurchased B shares for an amount of DKK
2.4 billion in the period from 10 August 2009 to 18 December 2009. Consequently, the programme was concluded on 18 December 2009.

Since the announcement as of 14 December 2009, the following transactions have been made under the programme:


                          NUMBER OF              AVERAGE      TRANSACTION VALUE,
                             SHARES       PURCHASE PRICE                     DKK
ACCUMULATED, LAST
ANNOUNCEMENT              7,031,599                                2,269,401,725
14 December 2009             73,000             334.9700              24,452,810
15 December 2009             75,000             332.3000              24,922,500
16 December 2009             80,000             331.9000              26,552,000
17 December 2009             82,335             335.4910              27,622,651
18 December 2009             79,833             338.8100              27,048,219
ACCUMULATED UNDER
THE PROGRAMME             7,421,767                                2,399,999,906


With the transactions stated above, Novo Nordisk owns a total of 32,137,945 treasury shares, corresponding to 5.2% of the share capital. The total amount of shares in the company is 620,000,000 including treasury shares.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 29,000 employees in 81 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol `NVO'. For more information, visit novonordisk.com.

Further information:

Media:                                         Investors:

Elin K Hansen                                  Mads Veggerby Lausten
Tel: (+45) 4442 3450                           Tel: (+45) 4443 7919
ekh@novonordisk.com                            mlau@novonordisk.com

                                               Kasper Roseeuw Poulsen
                                               Tel: (+45) 4442 4471
                                               krop@novonordisk.com

In North America:                              In North America:

Sean Clements                                  Hans Rommer
Tel: (+1) 609 514 8316                         Tel: (+1) 609 919 7937
secl@novonordisk.com                           hrmm@novonordisk.com

Company Announcement no 74 / 2009

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: December 22, 2009                        NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer